UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69637

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceres Securites, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

806 Howard St Ste 200
(No. and Street)

South Bend (City) Indiana (State) 46617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L Cardinal 574-367-4530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L Cardinal _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceres Securites, LLC _____ , as of December 31st _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven L Cardinal
Signature

President / CEO / CCO
Title

SANDRA L FISHER
St. Joseph County
My Commission Expires
October 24, 2022

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ceres Securities LLC

Financial Statements as of and for
the Year Ended December 31, 2020

Ceres Securities LLC
Statement of Financial Condition
For the Period Ended December 31, 2020

ASSETS

Cash and cash equivalents	$	66,014
Receivable from brokers or dealers		-
Property and equipment, net		-
Goodwill and intangile assets, net		-
Other assets		-
TOTAL ASSETS	**$**	**66,014**

LIABILITIES & EQUITY

Liabilities

Accounts payable	$	-
Accrued compensation and commissions payable		-
Accrued interest		-
Accrued management fees		-
Accrued real estate taxes		-
Other liabilities		-
Total Liabilities		**-**

Equity

Members equity		100
Additional paid in capital		2,805,702
Retained Earnings		(2,739,788)
Total Equity		**66,014**
TOTALLIABILITIES & EQUITY	**$**	**66,014**

Ceres Securities LLC
Statement of Income
For the Period Ended December 31, 2020

Income		
Sales income	$	255,267
Total income		255,267
Operating expenses		
Salaries and wages		319,835
Sales commissions		147,545
Payroll taxes		332,391
Employee benefits		-
Travel, meals and entertainment		2,412
Total operating expenses		802,183
Other expenses		
Legal and accounting		6,321
Marketing		-
Rent		35,064
Telephone		348
Utilities		168
Insurance		2,044
Regulatory fees		15,060
Total other expenses		59,005
Total expenses		861,188
Net income (loss)	$	(605,921)

Ceres Securities LLC
Statement of Cash Flows
For the Period Ended December 31, 2020

Net income from operations	**$ (605,921)**
Add back non-cash expenses:	
Depreciation and mmortization	-
Net cash flow from operations	(605,921)
Sources (uses) of cash:	
Accounts receivable	-
Liabilities	-
Other assets	-
Total sources (uses) of cash	-
Net cash flow from operating activities	**(605,921)**
Cash flow from investing activities:	
Fixed Assets (Addition) Disposition	-
Net cash flow from investing acitivities	**-**
Cash flow from financing activities:	
Loan proceeds	-
Principle payments on notes	-
Capital stock	-
Paid-in capital	630,726
Dividends paid	-
Retained earnings	-
Net cash flow from financing activities	**630,726**
Net increase (decrease) in cash	**24,805**
Cash at beginning of period	41,209
Cash and equivalents at end of period	**$ 66,014**

Ceres Securities LLC
Statement of Changes in Equity
For the Period Ended December 31, 2020

	Members equity		Additional paid-in capital		Retained earnings		Total
Balance at January 1, 2020	$	100	$	2,174,976	$	(2,133,867)	$	41,209
Net income (loss) for the period		-		-		(605,921)		(605,921)
Capital contributions		-		595,146		-		595,146
Members shared expenses agreement		-		35,580		-		35,580
Balance at December 31, 2020	$	100	$	2,805,702	$	(2,739,788)	$	66,014

Ceres Securities LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Period Ended December 31, 2020

Balance at January 1, 2020   -

Additions   -
Deductions   -

Balance at December 31, 2020   -

Ceres Securities LLC
Computation of Net Capital
Computation for Determination of Reserve Requirements
Reconcilement of of Computation of NC and Determination of RR
For the Period Ended December 31, 2020

Computation of Net Capital

Total Assets	$	66,014
Less Illiquid Assets	$	-
Less NonAllowable Assets	$	-
Total Liabilities	$	-
Net Capital	**$**	**66,014**

Computation for Determination of Reserve Requirements

Limited Broker (Agent)	$	5,000
Net Capital Requirement for Ceres Securities LLC	**$**	**5,000**

Reconcilement of of Computation of Net Capital

Calculated Net Capital	$	66,014
Less Net Capital Requirement for Ceres Securities	$	5,000
Excess Net Capital for Ceres Securities LLC	**$**	**61,014**

Footnotes:

No material differences exists between the financial statement computations of Net Capital and the computations included in the companies cooresponding form X-17A-5 PART IIA filing as of December 31st, 2020.

Ceres Securities, LLC
Notes to Statement of Financial Condition
For the Period Ended December 31, 2020

General and Summary of Significant Account Policies

Description of Business

Ceres Securities LLC (the "Firm") is a Limited Liability Company formed on May 20th, 2015 with the Secretary of State in Delaware. The firm is wholly owned subsidiary of Ceres Partners LLC, the sole member. Ceres Partners makes capital contributions to the firm, and in addition, has an expense sharing agreement to cover operating expenses such as rent and utilities. The Office of Supervisory Jurisdiction is located at 806 Howard Street, Ste 200 in South Bend, Indiana.

The firm is a registered broker dealer with the Securities Exchange Commission (SEC) and a member of FINRA. Steve Cardinal serves as the Firms President, Managing Director, General Securities Principal, Chief Compliance Officer, and FinOP. Barbara Keady supervises the Hingham, MA branch.

The Firm serves as a Placement Agent to the single issuer fund, Ceres Farms, LLC. Ceres Securities and the fund only engage with sophisticated and accredited investors.

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principals generally accepted in the United States of America.

Cash and Cash Equivalents

The firm holds multiple deposit accounts that are immediately liquid.

Income Taxes

The firm has a single member LLC, and as such, is not responsible for income tax. Income or loss attributed to the Firm is passed through the sole member in accordance with FASB topic 740.

Regulatory Requirements

Ceres Securities does not handle investor funds or securities. It relies on the Exemption from SEC Rule 15c3-3(k)(2)(i). Ceres Securities LLC meets or exceeds Net Capital Requirements for all periods within the reporting period. Excess Net Capital has been sufficient to allow expansion and/or changes to the Firm.

No material difference exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17a-5 PART IIa filing as of December 31st, 2020.

Subsequent Events

Management has reviewed subsequent events and found that there are no material subsequent events that would require recognition or disclosure in the notes to the financial condition.

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31st, 2020

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by under 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

The financial report is true and correct.

Neither the broker or dealer, nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as customer.

Dated January 28th, 2021

Steven L Cardinal (signature)

Name: Steven L Cardinal

Title: President CFO/CCO

Ceres Securities, LLC

Exemption Report

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2020

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Steven Cardinal certify that, To the best of my knowledge and belief, this Exemption Report is true and correct.

Dated January 28th, 2021

Steven L Cardinal

Name: Steven L Cardinal

Title: Pres / CFO / CCO

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*29*******1995*********************MIXED AADC 220
69637 FINRA DEC
CERES SECURITIES LLC
806 HOWARD ST STE 200
SOUTH BEND, IN 46617-1578

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
STEVE CARDINAL
574-367-4530

2. A. General Assessment (item 2e from page 2) $ 382.90

B. Less payment made with SIPC-6 filed (**exclude interest**) (246.56)
8/4/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 136.34

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 136.34

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CERES SECURITIES LLC
(Name of Corporation, Partnership or other organization)

Steve L Cardinal
(Authorized Signature)

Dated the 28th day of JANUARY , 2021.

PRESIDENT CFO / CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 255,267

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions -0-

2d. SIPC Net Operating Revenues $ 255,267.

2e. General Assessment @ .0015 $ 382.90

(to page 1, line 2.A.)

2

Ceres Securities, LLC

Report for Material Inadequacies
For the Period Ended December 31, 2020

CCO / CFO Attestation: Ceres Securities LLC has met all firm requirements for financial and reserve requirements during 2020.

Steven L Cardinal

Steven L Cardinal CFO / CCO